

03052321

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
NOV 18 2003
WASH. D.C.
155
SECTION

**AM 11-24-2003

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SJ CAPITAL, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 CALIFORNIA ST. SUITE 1300
(No. and Street)

SAN FRANCISCO, CA 94108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G. S. JIZMAGIAN 415-421-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

1870 JEFFERSON ST. SUITE 302 SAN FRANCISCO, CA 94123
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, G. STEPHEN JIZMAGIAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SJ CAPITAL, INC., as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT
Title

Notary Public


ELLIS ROSS ANDERSON
Comm. # 1246181
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
My Comm. Expires Jan. 15, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETS

Consolidated ○ [0198] Unconsolidated ● [0199]

		Allowable	Non-Allowable	Total
1.	Cash	11,136 [0200]		11,136 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	([0890
	A. Exempted securities [0170]			
	B. Other securities			

	[0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	11,136 [0540]	0 [0740]	11,136 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:			
	1. from outsiders [0970]		[1400]	0 [1710]
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders [0990]		[1410]	0 [1720]
	C. Pursuant to secured demand note collateral agreements:			
	1. from outsiders [1000]		[1420]	0 [1730]
	2. Includes equity subordination (15c3-1(d)) of [1010]			
	D. Exchange memberships			

	contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	0 [1230]	0 [1450]	0 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	7,500 [1792]
	C.	Additional paid-in capital	[1793]
	D.	Retained earnings	3,636 [1794]
	E.	Total	11,136 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		11,136 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		11,136 [1810]